UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 14, 2021

Thimble Point Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39969	85-4103092
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 Church Street, 15th Floor

New Haven, Connecticut 06510

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (203) 680-8543

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	THMAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	THMA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	THMAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on June 21, 2021, Thimble Point Acquisition Corp., a Delaware corporation (“THMA”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Oz Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of THMA (“Merger Sub”), and Pear Therapeutics, Inc., a Delaware corporation (“Pear”), pursuant to which Merger Sub will merge with and into Pear, with Pear surviving the merger as a wholly-owned subsidiary of THMA (the “Merger”).

Amendment to Forward Purchase Agreement

As previously disclosed, on February 1, 2021, THMA and KLP SPAC 1 LLC (“KLP”) entered into a Forward Purchase Agreement (the “Original Forward Purchase Agreement”), which, in connection with the execution of the Business Combination, was amended by that certain First Amendment to Forward Purchase Agreement (the “Forward Purchase Agreement Amendment No. 1”, and together with the Original Forward Purchase Agreement, the “Existing Forward Purchase Agreement”).

On November 14, 2021, the parties entered into an amendment to the Existing Forward Purchase Agreement (the “Second Amendment to the Forward Purchase Agreement”), pursuant to which, among other things, KLP increased its binding forward purchase commitment (the “Backstop”), subject to cutback, from $23 million to up to $73 million and removed any optional element to the Backstop. The Backstop is subject to certain reductions if gross transaction proceeds exceed each of $175 million and $250 million, respectively. KLP is permitted to offer participants in the private placement that is to be consummated in connection with the business combination (the “Subscribers”) the opportunity to participate in the Backstop in an amount up to $23 million and subject to cutback if proceeds exceed $175 million. As consideration for committing to fund the Backstop, THMA and Pear have agreed to release the Earn-Out Shares and Earn-Out Warrants (each as defined below from certain earn-out conditions in connection with the business combination, with such a certain number of such securities being transferred to each Subscriber that participates in the Backstop.

The foregoing description of the Second Amendment to the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment to the Forward Purchase Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Amendment to Sponsor Support Agreement

As previously disclosed, on June 21, 2021, in connection with the execution of the Business Combination Agreement, LJ10 LLC, a Delaware limited liability company (the “Sponsor”), THMA’s directors and members of THMA’s team of advisors (the “Advisors”) (collectively, the “Sponsor Agreement Parties”) entered into a sponsor support agreement (the “Existing Sponsor Agreement”) with THMA and Pear, pursuant to which the Sponsor Agreement Parties agreed to, among other things, (i) vote at any meeting of the shareholders of THMA all of their THMA Class A common stock, par value $0.0001 per share (the “THMA Class A Shares”) and shares of THMA’s Class B common stock, par value $0.0001 per share (the “THMA Class B Shares”), in favor of each Transaction Proposal (as defined in the Business Combination Agreement), (ii) be bound by certain other covenants and agreements related to the Merger, (iii) subject certain of Sponsor’s THMA Class B Shares (the “Earn-Out Shares”) and Sponsor’s THMA warrants (the “Earn-Out Warrants) to post-closing vesting conditions and (iv) be bound by certain transfer restrictions with respect to such THMA, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

On November 14, 2021, the parties entered into an amendment to the Existing Sponsor Support Agreement (the “Amendment to the Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor’s Earn-Out Shares and Earn-Out Warrants shall no longer be subject to vesting conditions, in each case as consideration for the Sponsor agreeing to enter into the Backstop described above.

The foregoing description of the Amendment to the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment to the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Waiver and Consents under Business Combination Agreement

As previously disclosed, the Business Combination Agreement provides that the obligation of Pear to consummate the Merger is subject to the condition that THMA have cash at the time of closing (including cash contained in the Trust Account (as defined in the Business Combination Agreement), plus other cash and cash equivalents of THMA, plus the cash proceeds delivered to THMA in connection with the consummation of the Subscriptions and the Existing Forward Purchase Agreement, less the aggregate amount of cash proceeds that will be required to satisfy the redemption of any public shares, less the repayment of the $1.0 million of THMA’s promissory note-related party and any unpaid expenses of THMA incurred in connection with the transactions contemplated by the Business Combination Agreement) of no less than $200 million (the “Minimum Cash Condition”).

On November 14, 2021, the parties entered into a letter agreement providing for certain waivers, consents and additional agreements under the Business Combination Agreement (the “Letter Agreement”), pursuant to which, among other things, Pear agreed to waive the Minimum Cash Condition in connection with the Merger and each party to the Business Combination Agreement agreed to waive compliance with any matters under the Business Combination Agreement in connection with the consummation of the transactions contemplated by the Second Amendment to the Forward Purchase Agreement, the Amendment to the Sponsor Support Agreement and the Letter Agreement (the “Relevant Agreements”). Notwithstanding the foregoing waiver, THMA expects to close the Merger with at least $175 million in proceeds, prior to expenses.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Item 8.01	Other Events.

PIPE Lock-Up Agreements

As previously disclosed, on June 22, 2021, in connection with the Business Combination Agreement, THMA entered into subscription agreements with certain parties subscribing for THMA’s Class A Shares (such transactions, the “Subscriptions”), pursuant to which the Subscribers have agreed to purchase, and THMA has agreed to sell to the Subscribers, an aggregate of 10,280,000 shares of THMA Class A Shares (the “Purchased Shares”), for a purchase price of $10.00 per share and at an aggregate purchase price of $102,800,000.

On November 14, 2021, certain Subscribers entered into Lock-Up Agreements (each, a “Lock-Up Agreement”) with THMA, pursuant to which the Subscribers will not be able sell or otherwise transfer their Purchased Shares during the period that commences on the date of the Lock-Up Agreement and continues for 180 days after the date of the issuance of the shares pursuant to the Subscriptions, subject to customary exceptions.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Lock-Up Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On November 15, 2021, THMA and Pear issued a joint press release announcing the Backstop and the execution of the Lock-Up Agreements, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

THMA Stockholder Meeting

In connection with the execution of the Relevant Agreements, Thimble Point expects that the special meeting of Thimble Point stockholders to vote on the combination with Pear (the “Special Meeting”), originally scheduled for Tuesday, November 23, 2021, will be adjourned to Tuesday, November 30, 2021. As a result of this change, the Special Meeting will now be held at 9:00 AM, Eastern Time, on November 30, 2021, in virtual format at https://www.cstproxy.com/thimblepoint/2021. Only the holders of Thimble Point’s common stock as of the close of business on October 18, 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting.

Additional Information and Where to Find It

This Current Report relates to a proposed transaction between Pear and THMA. This Current Report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, THMA filed a registration statement on Form S-4 (File No. 333-257982) with the Securities and Exchange Commission (the “SEC”), which included a proxy statement of THMA and a prospectus of THMA. The registration statement on Form S-4, as amended, was declared effective by the SEC on October 26, 2021, and THMA commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about October 29, 2021. THMA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of THMA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by THMA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by THMA may be obtained free of charge by written request to THMA at Thimble Point Acquisition Corp., 195 Church Street, 15th Floor, New Haven, Connecticut 06510.

Participants in Solicitation

THMA and Pear and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from THMA’s stockholders in connection with the proposed transaction. Information about THMA’s directors and executive officers and their ownership of THMA’s securities is set forth in THMA’s filings with the SEC, including THMA’s Registration Statement on Form S-1, which was declared effective by the SEC on February 1, 2021. To the extent that holdings of THMA’s securities have changed since the amounts printed in THMA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction, including the contemporaneous Subscriptions, may not be completed in a timely manner or at all, which may adversely affect the price of Thimble Point’s securities; (ii) the risk that the proposed transaction may not be completed by Thimble Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Thimble Point; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment; (v) the outcome of any legal proceedings that may be instituted against Thimble Point, Pear, the combined company or others following the announcement of the Business Combination Agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Thimble Point or Pear to obtain financing to complete the proposed transaction or to satisfy other conditions to closing; (vii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (viii) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (ix) the risk that the proposed transaction disrupts current plans and operations of Pear or diverts management’s attention from Pear’s ongoing business operations and potential difficulties in Pear employee retention as a result of the announcement and consummation of the proposed transaction; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transaction; (xii) changes in applicable laws or regulations; (xiii) the possibility that Pear or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xiv) Pear’s estimates of expenses and profitability; (xv) the evolution of the markets in which Pear competes; (xvi) the ability of Pear to implement its strategic initiatives and continue to innovate its existing products; (xvii) the ability of Pear to defend its intellectual property and satisfy regulatory requirements; (xviii) the ability of Thimble Point to issue equity or equity-linked securities in connection with the proposed transaction or in the future; (xix) the impact of the COVID-19 pandemic on Pear’s business; and (xx) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Thimble Point’s final prospectus dated February 1, 2021 relating to its initial public offering and other risks and uncertainties indicated in Thimble Point’s Registration Statement, and the definitive proxy statement/prospectus included therein, including those set forth under “Risk Factors” therein, and other documents filed and to be filed with the SEC by Thimble Point. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and Thimble Point and Pear assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Thimble Point nor Pear gives any assurance that either Thimble Point or Pear will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Thimble Point or Pear or any other person that the events or circumstances described in such statement are material

Disclaimer

This Current Report relates to a proposed Business Combination between the THMA and Pear. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Exhibit

10.1	Second Amendment to Forward Purchase Agreement, dated as of November 14, 2021.

10.2	Amendment to the Sponsor Support Agreement, dated as of November 14, 2021.

10.3	Letter Agreement, dated as of November 14, 2021.

99.1	Form of PIPE Lock-Up Agreement.

99.2	Press Release issued by THMA and Pear on November 15, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The THMA agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THIMBLE POINT ACQUISITION CORP.

By:	/s/ Elon S. Boms
Name: Elon S. Boms
Title: Chief Executive Officer

Date: November 15, 2021

Exhibit 10.1

SECOND AMENDMENT TO FORWARD PURCHASE AGREEMENT

This Second Amendment to Forward Purchase Agreement (this “Second Amendment”), dated as of November 14, 2021, is entered into by and between Thimble Point Acquisition Corp., a Delaware corporation (the “Company”), and KLP SPAC 1 LLC, a Delaware limited liability company (the “Purchaser”). Capitalized terms used but not defined herein shall have the meanings given to them in the Forward Purchase Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Purchaser are party to that certain Forward Purchase Agreement, dated as of February 1, 2021 (the “Forward Purchase Agreement”);

WHEREAS, concurrently with the execution of the First Amendment to the Forward Purchase Agreement, dated June 21, 2021 among the parties hereto (the “First Amendment”), the Company, Oz Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Pear Therapeutics, Inc., a Delaware corporation (“Pear”), entered into a Business Combination Agreement, dated as of June 21, 2021 (the “Business Combination Agreement”), pursuant to which the Company will complete its initial Business Combination; and

WHEREAS, the parties hereto desire to amend the Forward Purchase Agreement effective as of the date hereof to modify the number of Class A Shares (as defined in the Forward Purchase Agreement) to be purchased and sold pursuant to the Forward Purchase Agreement.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Second Amendment, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, effective as of immediately prior to the Closing and subject to occurrence of the Closing immediately thereafter, the Forward Purchase Agreement will be amended pursuant to Section 9(l) thereof as follows:

1. Section 1(a) of the Forward Purchase Agreement shall be deleted in its entirety and replaced with the following:

“(a) Forward Purchase Shares.

(i) Subject to the terms and conditions set forth herein, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, such number of Forward Purchase Shares for a purchase price of $10.00 per Forward Purchase Share (the “Forward Purchase Price”) equal to the sum of (A) 2,300,000 (the “Original Commitment”), (B) 2,700,000, subject to the Cutback (as defined below), and (C) any amounts required to ensure that the aggregate proceeds from the (i) PIPE Investors (as defined in the Business Combination Agreement), including, for the avoidance of doubt, any additional PIPE Financing provided by the PIPE Investors after the date hereof (“Additional PIPE Financing”), (ii) Trust Account, and (iii) Forward Purchase Shares (the “Aggregate Gross Proceeds”) is at least $175 million (the “Cash Threshold”) (the Forward Purchase Shares pursuant to clauses (B) and (C), the “Backstop Commitment” and, together with the Original Commitment, the “Commitment”); provided that, notwithstanding the Cash Threshold, under no circumstances shall the Backstop Commitment exceed 5,000,000 shares.

(ii) For each dollar that the Aggregate Gross Proceeds exceed $250 million, the number of Forward Purchase Shares that the Purchaser shall purchase from the Company pursuant to clause (B) of Section 1(a)(i) shall be decreased by 0.06 shares (such reduction, the “Cutback”).

(iii) At least ten (10) Business Days before the Business Combination Closing, the Company shall provide the Purchaser with a notice (the “Company Notice”) including: (A) the anticipated date of the Business Combination Closing; (B) the aggregate number of Class A Shares that THMA stockholders have validly elected to redeem in connection with the Business Combination as of the Business Day prior to the date of delivery of the Company Notice, if any; (C) the aggregate number of Class A Shares being purchased pursuant to the Additional PIPE Financing and (D) instructions for wiring the Forward Purchase Price. On the second (2nd) Business Day before the Business Combination Closing, the Company shall provide the Purchaser with an updated Company Notice (the “Updated Company Notice”) setting forth the aggregate number of Class A Shares that THMA stockholders have validly elected to redeem in connection with the Business Combination as of the Business Day prior to the date of delivery of the Updated Company Notice, if any (the “Redeemed Public Shares”). To the extent that the number of Redeemed Public Shares is reduced as compared to the amount set forth in the Updated Company Notice, the Company shall (x) provide prompt notice to the Purchaser of the same and (y) promptly following the Closing and in any case within two (2) Business Days thereof return to the Purchaser any amounts paid in respect of the Commitment that was paid due to such decrease in the number of Redeemed Public Shares..

(iv) The closing of the sale of Forward Purchase Shares (the “Forward Closing”) shall be held on the same date and concurrently with the Business Combination Closing; provided, that at the Purchaser’s request, the Forward Closing may occur up to two (2) Business Days prior the Business Combination Closing (such date being referred to as the “Forward Closing Date”). At least one (1) Business Day prior to the Forward Closing Date, the Purchaser shall deliver the Forward Purchase Price for the Forward Purchase Shares by wire transfer of U.S. dollars in immediately available funds to an account specified in the Company Notice to be held in escrow until the Forward Closing. Immediately prior to the Forward Closing on the Forward Closing Date, (A) the Forward Purchase Price shall be released from escrow automatically and without further action by the Company or the Purchaser, and (B) upon such release, the Company shall issue the Forward Purchase Shares to the Purchaser in book-entry form, free and clear of any liens, registered in the name of the Purchaser (or its nominee in accordance with its delivery instructions), or to a custodian designated by the Purchaser, as applicable. In the event the Business Combination Closing does not occur within ten (10) Business Days of the date scheduled for closing, the Forward Closing shall not occur and the Company shall promptly (but not later than one (1) Business Day thereafter) return the Forward Purchase Price to the Purchaser; provided that the return of the Forward Purchase Price placed in escrow shall not terminate this Agreement or otherwise relieve either party of any of its obligations hereunder and the Company may provide a subsequent Company Notice pursuant to Section 1(a)(iii). For purposes of this Agreement, “Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.”

2. Sections 9(a) and 9(e)-(q) of the Forward Purchase Agreement are incorporated by reference herein, mutatis mutandis.

3. Other than as provided for herein, all terms and conditions of the Forward Purchase Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

THIMBLE POINT ACQUISITION CORP.

By:	/s/ Joseph Iannotta
Name:	Joseph Iannotta
Title:	Chief Financial Officer

KLP SPAC 1 LLC

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Manager

[Signature Page to Second Amendment to Forward Purchase Agreement]

Exhibit 10.2

AMENDMENT TO THE SPONSOR SUPPORT AGREEMENT

This Amendment to the Sponsor Support Agreement (this “Amendment”) is dated as of November 14, 2021, by and among LJ10 LLC, a Delaware limited liability company (the “Sponsor Holdco”), Thimble Point Acquisition Corp., a Delaware corporation (“THMA”), and Pear Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

RECITALS

WHEREAS, the parties hereto entered into that certain Sponsor Support Agreement, dated June 21, 2021 (the “Sponsor Support Agreement”)

WHEREAS, in connection with the waiver of certain conditions under the Business Combination Agreement and the second amendment to the Forward Purchase Agreement, the parties hereto wish to amend certain provisions of the Sponsor Support Agreement.

WHEREAS, Section 4.6 of the Sponsor Support Agreement provides that the Sponsor Support Agreement may be amended by the execution and delivery of a written agreement executed by THMA, the Company and the Sponsor Holdco.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained therein and herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.	Amendments to the Sponsor Support Agreement.

a.	Section 1.2 of the Sponsor Support Agreement is hereby amended restated in its entirety as follows:

i.

“Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.1 thereof (the earlier of clauses (a) and (b) herein, the “Expiration Time”), each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement / Proxy Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any THMA Shares or THMA Warrants owned by such Sponsor,

(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of THMA Shares or THMA Warrants owned by such Sponsor (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between such Sponsor (x) and any Affiliate of such Sponsor or Transfers among Sponsors and their respective Affiliates, so long as, prior to and as a condition to the effectiveness of any such Transfer to an Affiliate, such Affiliate executes and delivers to THMA a joinder to this Sponsor Agreement in the form attached hereto as Annex A and (y) any PIPE investor to implement the transactions contemplated by the Additional PIPE Financing (as defined in the Forward Purchase Agreement).”

b.	Article III of the Sponsor Support Agreement is hereby deleted in its entirety.

2.

Continued Validity of Sponsor Support Agreement. Except as specifically amended hereby, the Sponsor Support Agreement shall continue in full force and effect as originally constituted and is ratified and affirmed by the parties hereto.

3.	Miscellaneous. Article IV of the Sponsor Support Agreement is hereby incorporated by reference herein, mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor Holdco, THMA, and the Company have each caused this Sponsor Agreement to be duly executed as of the date first written above.

SPONSORS:

LJ10 LLC

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Manager

[Signature Page to Amendment to Sponsor Support Agreement]

THMA:

THIMBLE POINT ACQUISITION CORP.

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Chief Executive Officer

[Signature Page to Amendment to Sponsor Support Agreement]

COMPANY:

PEAR THERAPEUTICS, INC.

By:	/s/ Ronan O’Brien
Name: Ronan O’Brien
Title: General Counsel & Secretary

[Signature Page to Amendment to Sponsor Support Agreement]

Exhibit 10.3

Pear Therapeutics, Inc.

200 State Street, 13th Floor

Boston, MA 02109

November 14, 2021

Thimble Point Acquisition Corp.

195 Church Street, 15th Floor

New Haven, Connecticut 06510

Attention: Elon Boms

Email:        elon@pvfamilyoffice.com

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street,

New York, New York, 10004

Attention: Melissa Sawyer

Email:        sawyerm@sullcrom.com

RE: Waiver, Consent and Additional Agreements under and pursuant to the Business Combination Agreement

Reference is made to the Business Combination Agreement, dated June 21, 2021 (the “Business Combination Agreement”), by and among Thimble Point Acquisition Corp., a Delaware corporation (“THMA”), Oz Merger Sub Inc., a Delaware corporation (“Merger Sub”) and Pear Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein have the meanings given to them in the Business Combination Agreement.

1.

Whereas pursuant to Section 2 of the Business Combination Agreement (a) the Company Preferred Shares shall not be converted into Company Common Shares prior to consummation of the Merger and (b) the holders of Company Preferred Shares (the “Company Preferred Shareholders”) are entitled to the Transaction Share Consideration as set forth on the Consideration Schedule, the Parties agree that at least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Preferred Stockholders a Letter of Transmittal in the same form and manner as will be provided to other Company Stockholders pursuant to Section 2.6(b) of the Business Combination Agreement.

2.

Each Party desires to take the following actions (the “Requested Actions”) which may require the consent of certain other Parties pursuant to the Business Combination Agreement or otherwise and each Party hereby consents to each other Party taking such Requested Actions:

(i) the entry into the Second Amendment to the Forward Purchase Agreement by and between THMA and KLP SPAC 1 LLC, attached hereto as Exhibit A (the “Forward Purchase Amendment”);

(ii) the entry into the Sponsor Support Agreement Amendment by and among the THMA, the Company and LJ10 LLC, attached hereto as Exhibit B (the “Sponsor Support Agreement Amendment”);

(iii) the consummation of the transactions contemplated by the matters described in the paragraphs (i) and (ii) above and any actions ancillary thereto or hereto.

3.

Additionally, the Company hereby irrevocably and unconditionally waives the condition set forth in Section 7.3(a) of the Business Combination Agreement, conditioned upon and concurrently with the execution of the Forward Purchase Amendment and the Sponsor Support Agreement Amendment.

4.

The Company represents to THMA that the Company has the requisite corporate power and authority to execute and deliver this letter agreement and to perform its obligations hereunder and thereunder, and THMA represents to the Company that THMA has the requisite corporate power and authority to execute and deliver this letter agreement and to perform its obligations hereunder and thereunder, subject to the receipt of THMA Stockholder Approval. This letter agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Company and THMA, subject to the receipt of THMA Stockholder Approval.

5.

Except as expressly set forth herein, this letter agreement shall not, by implication or otherwise, alter, modify, amend or in any way affect any of the other terms, conditions, obligations or agreements contained in the Business Combination Agreement or any other agreement between the Parties, all of which shall continue in full force and effect.

If you have any questions regarding the foregoing actions, please contact Stacie Aarestad (saarestad@foleyhoag.com) or Michael Patrone (smpatrone@goodwinlaw.com).

Please confirm at your earliest convenience your agreement to the matters contemplated hereby at which time this letter agreement shall become binding upon the Parties.

Sections 9.3 to 9.18 of the Business Combination Agreement are hereby incorporated by reference herein, mutatis mutandis.

Thank you for your prompt attention to these matters.

Sincerely,

PEAR THERAPEUTICS, INC.

By:	/s/ Ronan O’Brien
Name: Ronan O’Brien
Title: General Counsel & Secretary

Agreed on behalf of:

THIMBLE POINT ACQUISITION, CORP.

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Chief Executive Officer

OZ MERGER SUB, INC.

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Chief Executive Officer

[Signature Page to Letter Agreement]

EXHIBIT A

Second Amendment to the Forward Purchase Agreement

EXHIBIT B

Sponsor Support Agreement Amendment

Exhibit 99.1

Thimble Point Acquisition Corp.

Lock-Up Agreement

November 14, 2021

Thimble Point Acquisition Corp.

195 Church Street, 15th Floor

New Haven, Connecticut 06510

Re:	Thimble Point Acquisition Corp. - Lock-Up Agreement

Ladies and Gentlemen:

This agreement (the “Lock-Up Agreement”) is being delivered to you in connection with the subscription agreements (each a “Purchase Agreement”) entered into by Thimble Point Acquisition Corp., a Delaware corporation (the “Company”) and the certain purchasers named on Exhibit A thereto (the “Purchasers”) on June 21, 2021 providing for the purchase (the “Placement”) by each Purchaser of shares of that number of Class A common stock, par value $0.001 per share, of the Company (“Class A Common Stock”) as set forth on the signature page of the applicable Purchase Agreement (the “Purchased Shares”).

In consideration of the agreement by the Company to sell the Purchased Shares, and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned (the “Undersigned”) agrees that, during the period that commences on the date of this Lock-Up Agreement and will continue for 180 days after the date of the issuance of the shares pursuant to the Purchase Agreement (the “Lock-Up Period”), the Undersigned will not Transfer (as defined below) any Purchased Shares or publicly disclose the intention to make any such Transfer. The foregoing restriction is expressly agreed to preclude the Undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Purchased Shares even if such Purchased Shares would be disposed of by someone other than the Undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Purchased Shares.

“Change in Control” means (i) the transfer (whether by tender offer, merger, stock purchase, consolidation, reorganization or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company or (ii) the sale, exchange, or transfer of all or substantially all of the Company’s assets.

“Transfer” shall mean the (x) sale or assignment of, offer to sell, contract or agreement to sell, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or (y).

The foregoing restrictions shall not apply to (i) transactions relating to shares or other securities other than the Purchased Shares, including shares of Class A Common Stock acquired in open market transactions; (ii) Transfers of shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock as a bona fide gift or charitable contribution; (iii) Transfers of shares of Class A Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the Undersigned or any other person with whom the Undersigned has a relationship by blood, marriage or adoption not more remote than first cousin; (iv) Transfers by will or intestate succession upon the death of the Undersigned; (v) the Transfer of Purchased Shares pursuant to a qualified domestic order, court order or in connection with a divorce settlement; (vi) if the Undersigned is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (x) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Undersigned, or (y) distributions or dispositions to partners, direct or indirect limited liability company members or stockholders of the Undersigned, including, for the avoidance of doubt, where the Undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (vii) if the holder is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (viii) Transfers to a nominee or custodian of a person or entity to whom a disposition or Transfer would be permissible under the foregoing (i) through (vii); (ix) Transfers pursuant to a bona fide third-party tender offer or a merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company (provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Purchased Shares shall remain subject to this Agreement); (x) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act (provided, however, that such plan does not provide for the Transfer of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock during the Lock-up Period); (xi) Transfers of shares of Class A Common Stock to the Company in connection with the repurchase of the Purchased Shares in connection with the termination of the Undersigned’s employment with the Company pursuant to contractual agreements with the Company; (xii) Transfers of shares of Class A Common Stock to the Company in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Class A Common Stock; (xiii) Transfers to the Company through the exercise of a stock option granted under a stock incentive plan or stock purchase plan or a warrant, and the receipt by the Undersigned from the Company of shares of Common Stock upon any such exercise, insofar as such option or warrant expires during the Lock-up Period; or (ix) connection with the entry into a pledge or post as collateral of the Purchased Shares as collateral in connection with a bona fide loan transaction; provided that the Purchased Shares encumbered or pledged in connection with such a loan remain subject to this Agreement; and provided further that prior to entering into the collateral agreement or similar agreement in connection with the loan transaction, each pledgee shall execute and deliver to the Company a lock-up agreement in the form of this Agreement to take effect in the event that the pledgee takes possession of the Purchased Shares as a result of a foreclosure, margin call or similar disposition; provided that, in each case of the foregoing clauses (i)-(ix), the underlying shares shall continue to be subject to the restrictions on Transfer set forth in this Agreement; provided, further, that in the case of any Transfer pursuant to Sections (ii) through (vii) of the following paragraph, each donee, distribute, pledgee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement.

Notwithstanding the provisions set forth in above, the Undersigned may Transfer the Purchased Shares during the Lock-up Period (i) to (y) any direct or indirect partners, members or equity holders of such Undersigned, or any related investment funds or vehicles controlled or managed by such persons, or (z) any other Purchaser or any direct or indirect partners, members or equity holders of such Purchaser, any affiliates of such Purchaser or any related investment funds or vehicles controlled or managed by such persons or entities, (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization, (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (iv) in the case of an individual, pursuant to a qualified domestic relations order, (v) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust, (vi) to the partners, members or equity holders of such Undersigned by virtue of the Undersigned’s organizational documents, as amended, upon dissolution of the Undersigned, (vii) to the Company, (viii) in connection with a bona fide liquidation, merger, stock exchange, reorganization, tender offer or other similar transaction involving a Change in Control of the Company which results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property subsequent to the date of this Agreement. The parties acknowledge and agree that any permitted transferee of the Undersigned shall be subject to the transfer restrictions set forth in this Agreement with respect to the Purchased Shares upon and after acquiring such Purchased Shares.

Any attempt to Transfer any Purchased Shares that is not in compliance with this Agreement shall be null and void ab initio, and Company shall not, and shall cause any transfer agent not to, give any effect in Company’s stock records to such attempted Transfer and the purported transferee in any such purported Transfer shall not be treated as the owner of such Common Stock for any purposes of this Agreement. The Undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Purchased Shares except in compliance with this Lock-Up Agreement.

This Lock-Up Agreement shall automatically terminate and be of no further effect upon the earliest to occur, if any, of: (i) the termination of the Purchase Agreement before the sale of any Shares to the Purchasers and (ii) December 21, 2021 in the event that the Purchase Agreement has not been executed by such date.

The Undersigned understands that the Company and the several underwriters of the Placement are relying upon this Lock-Up Agreement in proceeding toward consummation of the Placement (the “Reliance”). The Undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the Undersigned’s heirs, legal representatives, successors, and assigns.

Sections 9, 10(a), 10(i), 10(k) – 10(s) of the Purchase Agreement shall apply mutatis mutandis to this Lock-Up Agreement.

This Lock-Up Agreement and the Purchase Agreement (including the schedules thereto) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between THMA and the Undersigned, with respect to the subject matter hereof. Except for the Reliance, this Lock-Up Agreement shall not confer any rights or remedies upon any person other than THMA and the Undersigned, and their respective successor and assigns, and THMA and the Undersigned acknowledge that such persons so referenced are third party beneficiaries of this Lock-Up Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to such provisions.

Very truly yours,

By:

Name of Stockholder:

If applicable, Entity Name:

[Signature Page to Lock-up Agreement]

IN WITNESS WHEREOF, THMA has accepted this Lock-Up Agreement as of the date set forth below.

Thimble Point Acquisition Corp.

By:
Name:
Title:

Date:                 , 2021

Exhibit 99.2

CONFIDENTIAL DRAFT – NOT FOR DISTRIBUTION

Thimble Point and Pear Therapeutics Announce Additional $50 million in Committed Capital to Fund Business Plan

Increases minimum gross proceeds from PIPE and Sponsor to $175 million

Removes minimum cash as a condition to the closing of the business combination

PIPE Investors have agreed to lock-up 82.4% of the PIPE shares

BOSTON – November 15, 2021 – Today, Thimble Point Acquisition Corp, Inc. (NASDAQ: THMA) (“Thimble Point”), a special purpose acquisition company, Pear Therapeutics, Inc. (“Pear”), the leader in developing and commercializing software to treat serious disease, called prescription digital therapeutics (PDTs), and an affiliate of Thimble Point’s sponsor, jointly announced an additional commitment from an affiliate of Thimble Point’s sponsor of up to $50 million.

Such commitment is in addition to the $23 million commitment that the affiliate of Thimble Point’s sponsor made as part of the private placement that is to be consummated in connection with the business combination (the “PIPE”). Together, the minimum gross amounts from the PIPE and by the affiliate of Thimble Point’s sponsor are expected to be $175 million. In connection with the revised definitive agreements, Pear has agreed to waive the requirement that total cash proceeds equal or exceed $200 million.

“Thimble Point’s mandate was to find a highly disruptive technology based company. We are thrilled to have found Pear, a company that is at the intersection of healthcare and technology and that could disrupt healthcare with cutting edge technology,” said Elon Boms, President and CEO of Thimble Point. “Pear is the perfect fit for us because its PDTs already are changing healthcare in the U.S., and Pear’s landmark payer decisions in 2021 with both government and commercial payers give us great confidence that PDTs will become mainstream medicine sooner than we expected when we approached Pear earlier this year. Thimble Point is proud to launch Pear as a well-funded public company.”

Under the terms of the revised definitive agreements, the affiliate of Thimble Point’s sponsor has agreed to fund the greater of (i) $27 million and (ii) the amount required to cause total gross proceeds from the PIPE, the commitments of Thimble Point’s sponsor and Thimble Point’s trust account to equal $175 million, subject to certain reductions if the total gross proceeds exceed $250 million. In consideration for the additional backstop funding from the affiliate of Thimble Point’s sponsor, Pear and Thimble Point have agreed to release certain shares and warrants held by the Sponsor from certain earn-out conditions in connection with the business combination. The affiliate of Thimble Point’s sponsor is also permitted to offer participants in the PIPE the opportunity to take part in the additional backstop funding for the transfer of certain shares and warrants held by the Sponsor in connection with such participation.

Additionally, today, Pear also announced that it had secured six-month lock-up agreements covering approximately 82.4% of the shares to be issued in connection with the previously announced $125 million PIPE, in each case subject to customary exceptions. No compensation was paid in connection with the entry into of such lock-up agreements.

“Pear is grateful for the support we have received from our PIPE investors and Thimble Point since we began raising the PIPE,” said Corey McCann, M.D., Ph.D., President and CEO of Pear. “Our PIPE investors showed their belief in Pear’s promise when we up-sized the PIPE and did so again when they signed the lock up agreements.”

In light of the revised definitive agreements, Thimble Point also announced today that it expects that the special meeting of Thimble Point stockholders to vote on the combination with Pear (the “Special Meeting”), originally scheduled for Tuesday, November 23, 2021, will be adjourned to Tuesday, November 30, 2021. As a result of this change, the Special Meeting will now be held at 9:00 AM, Eastern Time, on November 30, 2021, in virtual format at https://www.cstproxy.com/thimblepoint/2021. Only the holders of Thimble Point’s common stock as of the close of business on October 18, 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting.

THMA intends to provide further disclosure in respect of the above described matters prior to the meeting of the Thimble Point stockholders.

Business Combination with Thimble Point Acquisition Corp

As previously announced on June 22, 2021, Pear and Thimble Point Acquisition Corp. (NASDAQ: THMA), a special purpose acquisition company, entered into a definitive merger agreement, providing for a business combination that will result in Pear becoming a publicly listed company. A special meeting for Thimble Point stockholders to vote on the combination with Pear will be held virtually on November 23, 2021 at 9:00 AM, Eastern Time and is expected to be adjourned until November 30, 2021 at 9:00 AM, Eastern Time. Subject to stockholder approval, the business combination is expected to close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon closing, Upon Closing, the Combined Company will trade on the NASDAQ under the ticker symbol “PEAR”.

About Pear Therapeutics

Pear Therapeutics is the leader in prescription digital therapeutics, or PDTs. Pear aims to redefine medicine by discovering, developing, and delivering clinically validated software-based therapeutics to provide better outcomes for patients, smarter engagement and tracking tools for clinicians, and cost-effective solutions for payers. Pear has a pipeline of products and product candidates across therapeutic areas, including the first three PDTs with disease treatment claims from FDA. Pear’s lead product, reSET®, for the treatment of substance use disorder, was the first PDT to receive marketing authorization from FDA to treat disease. Pear’s second product, reSET-O®, for the treatment of opioid use disorder, was the first PDT to receive Breakthrough Designation. Pear’s third product, Somryst® for the treatment of chronic insomnia, was the first PDT submitted through FDA’s traditional 510(k) pathway while simultaneously reviewed through FDA’s Software Precertification Pilot Program. For more information, visit Pear at www.peartherapeutics.com.

About Thimble Point Acquisition Corp.

Thimble Point Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The Company intends to focus on high-growth software and technology-enabled companies that are disrupting large and established industries and markets, and is led by Elon S. Boms, the Company’s Chief Executive Officer and Chairman, and Steven “Woody” Benson,

the Company’s Chief Operating Officer and Director. The members of the Company’s management team are associated with the Pritzker Vlock Family Office, a multi-billion-dollar family office that invests in companies and their management teams with industry changing ideas, as well as LaunchCapital, a premier venture capital firm with offices in Boston, New Haven and New York.

Important Information and Where to Find It

BEFORE MAKING ANY VOTING DECISIONS, STOCKHOLDERS OF THIMBLE POINT AND PEAR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED TRANSACTIONS. THIMBLE POINT HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS. The proxy statement/prospectus has been declared effective has been mailed to all Thimble Point stockholders of record at the close of business on October 18, 2021 for voting on the proposed business combination and other matters to be voted upon at a special meeting of Thimble Point’s stockholders (the “Special Meeting”). The definitive proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted on at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters.

Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Thimble Point stockholders will receive information at an appropriate time on how to obtain transaction-related documents free of charge from Thimble Point. Such documents are not currently available.

Participants in the Solicitation

Thimble Point and Pear and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Thimble Point’s stockholders in respect of the proposed transactions. Information about Thimble Point’s directors and executive officers and their ownership of Thimble Point’s securities is set forth in Thimble Point’s filings with the SEC, including Thimble Point’s Registration Statement on Form S-1, which was declared effective by the SEC on February 1, 2021. To the extent that holdings of Thimble Point’s securities have changed since the amounts printed in Thimble Point’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thimble Point and Pear. Forward looking statements generally relate to future events or involving, or future performance of, Thimble Point or Pear. For example, statements regarding anticipated growth in the industry in which Pear operates and anticipated growth in demand for Pear’s products, projections of Pear’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between Thimble Point and Pear (the “proposed transaction”) and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”,

“should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Thimble Point and its management, and Pear and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of Thimble Point’s securities; (ii) the risk that the proposed transaction may not be completed by Thimble Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Thimble Point; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment; (v) the outcome of any legal proceedings that may be instituted against Thimble Point, Pear, the combined company or others following the announcement of the Business Combination Agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Thimble Point or Pear to obtain financing to complete the proposed transaction or to satisfy other conditions to closing; (vii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (viii) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (ix) the risk that the proposed transaction disrupts current plans and operations of Pear or diverts management’s attention from Pear’s ongoing business operations and potential difficulties in Pear employee retention as a result of the announcement and consummation of the proposed transaction; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transaction; (xii) changes in applicable laws or regulations; (xiii) the possibility that Pear or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xiv) Pear’s estimates of expenses and profitability; (xv) the evolution of the markets in which Pear competes; (xvi) the ability of Pear to implement its strategic initiatives and continue to innovate its existing products; (xvii) the ability of Pear to defend its intellectual property and satisfy regulatory requirements; (xviii) the ability of Thimble Point to issue equity or equity-linked securities in connection with the proposed transaction or in the future; (xix) the impact of the COVID-19 pandemic on Pear’s business; and (xx) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Thimble Point’s final prospectus dated February 1, 2021 relating to its initial public offering and other risks and uncertainties indicated in Thimble Point’s registration statement on Form S-4 (File No. 333-257982) (the “Registration Statement”), which was declared effective by the SEC on October 26, 2021, and the definitive proxy statement/prospectus included therein, including those set forth under “Risk Factors” therein, and other documents filed and to be filed with the SEC by Thimble Point. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and Thimble Point and Pear assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Thimble Point nor Pear gives any assurance that either Thimble Point or Pear will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Thimble Point or Pear or any other person that the events or circumstances described in such statement are material.

Non-Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Thimble Point Acquisition Corp., Pear, or any of their respective affiliates. No such offering or securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the Business Combination Agreement between Pear and Thimble Point.

Pear Media and Investors Contacts:

Meara Murphy, Senior Director of Corporate Communications

meara.murphy@peartherapeutics.com

Argot Partners

pear@argotpartners.com

Golin

golinpear@golin.com

Thimble Point Acquisition Corp. Contact:

Jason Gray

inquiry@thimblepoint.com